Mail Stop 3561

      							October 21, 2005

David L. Adams
Sr. Vice-President, Finance and Chief Financial Officer
8150 Trans Canada Highway
Montreal, QC H4S1M5
Canada


	Re:	SR Telecom, Inc
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed May 2, 2005

		Form 6-K dated July 30, 2004
		Filed August 4, 2004
      File No. 000-50378

		SR Telecom Letter Dated October 13, 2005


Dear Mr. Adams:

      We have previously reviewed and commented on your Form 20-F and your Form 6-K dated July 30, 2004. We have reviewed your response dated October 13, 2005 and have the following additional comment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

      We note your response letter dated October 13, 2005 to our letter of September 28, 2005. In your response, you did not address the materiality of your Sudan-related revenues for years prior to 2005. As noted in our initial comment, Exhibit 99.1 to your 6-K dated July 30, 2004, and filed August 4, 2004, states that for the three month period ended June 30, 2003, 29 percent of wireless revenue was attributable to business from your customer Sudan Telecom
Company; for the three month period ended June 30, 2003, Sudan Telecom Company was responsible for 25.8 percent of total consolidated revenue; and for the six month period ended June 30, 2003, 15.4 percent of total consolidated revenue was geographically attributable to Sudan. Please describe for us your Sudan-related contacts and activities during 2004, and advise us of the amount and nature of your Sudan-related revenue during 2004. In light of the fact that Sudan has been identified by the U.S. State Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please discuss the materiality of your Sudan-related contacts and activities during 2004 and 2003, and whether those contacts and activities constitute a material investment risk for your security holders. Discuss in greater detail your assessment of the materiality of your Sudan-related contacts and activities during
2005, and your views as to whether those contacts and activities constitute a material investment risk for your security holders. Include discussion of the factors you considered in reaching your views.

      In preparing your response, please address not only quantitative factors, but also qualitative factors including the potential impact of your Sudan-related contacts and activities upon your reputation and share value. In this regard, we note again that
Arizona and Louisiana have adopted legislation requiring divestment from, or reporting of interests in, companies that do business with
U.S.-designated state sponsors of terrorism; California, Illinois, New Jersey and Oregon have adopted legislation requiring divestment from, reporting of interests in, or otherwise regarding companies that do business with Sudan; and several other U.S. states recently have proposed similar Sudan-related legislation.


*    *    *    *


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response via EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Nicole Holden, Staff Accountant, at (202) 551-3374 or
Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director


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Mr. Adams
SR Telecom,Inc
September 28, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE